Sustainable Lumber, Inc.

ANNUAL REPORT

1140 Frank Oakes Rd
McComb, MS 39648
(917) 561-2991
modern-mill.com

This Annual Report is dated April 30, 2026.

BUSINESS

Sustainable Lumber, Inc. wholly controls Modern Mill, Inc. - a growth stage sustainable building materials startup taking advantage of consumer and builder trends for more innovative and durable products, countering the rising prices of hardwoods, bringing manufacturing back to the US, and increased consumer interest in greener building materials.

Modern Mill manufactures ACRE - a sustainable, eco-friendly wood-alternative that is a 100% tree-free product with superior aesthetics.

ACRE is made in McComb, Mississippi in a 250,000 square foot manufacturing facility owned by the Company. ACRE offers an environmental product declaration (EDP), is Clean Air GOLD certified and contributes LEED points for sustainable construction.

Modern Mill has national distribution, has collaborated with Fortune 500 brands, and has won numerous awards.

Sustainable Lumber, Inc. is a holding company, and its sole asset is 100% ownership of Modern Mill, Inc. As such, the business of Modern Mill, Inc. is the business of the Company. Throughout this Offering Memorandum, unless the context indicates otherwise, we refer to Sustainable Lumber, Inc. and Modern Mill, Inc. collectively as the "Company", "Modern Mill", "we", "us", or "our".

Previous Offerings

Date: December 31, 2025
Offering exemption relied upon: 506(b)
Name: Series R Redeemable Preferred Stock

Type of security sold: Equity
Final amount sold: $17,637,000.00
Number of Securities Sold: 17,637,000
Use of proceeds: Sales and marketing initiatives and to continue executing our growth business plan.
Date: December 30, 2025
Offering exemption relied upon: Regulation CF
Name: Class C1 Common Stock
Type of security sold: Equity
Final amount sold: $3,125,167.24
Number of Securities Sold: 1,877,783
Use of proceeds: Sales and marketing initiatives and to continue executing our growth business plan.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Net Revenues: The Company generated $18,925,825 in net revenues for the year ending December 31, 2024 – a 0.7% decrease compared to net revenues of $19,062,315 for the year ending December 31, 2023. Revenues in both periods were primarily comprised of sales of our ACRE products with a heavy focus on our siding and trim ACRE products.

For the year ending December 31, 2025, the Company generated $23,877,108 in net revenues, a 26.2% increase from the prior year. Gross revenues for the same period increased by 26.1%, from $20,471,799 in 2024 to $25,814,042 in 2025. The Company believes this improvement reflects the results of its investment in sales infrastructure, distribution channels, and brand awareness, as well as growing consumer demand for sustainable, made-in-the-USA building materials.

Cost of Goods Sold: Cost of Goods Sold ("COGS") for the year ending December 31, 2024 were $20,406,773. Direct costs were $18,301,822 and depreciation included in cost of goods sold was $2,104,951, resulting in a gross loss of ($1,480,948) for the year ending December 31, 2024.

For the year ending December 31, 2025, COGS were $21,988,877, a 7.7% increase in absolute dollars from 2024. Direct costs increased from $18,301,822 in 2024 to $19,912,455 in 2025, reflecting increased production activity to support higher sales volume. Depreciation included in cost of goods sold was $2,076,422 in 2025, roughly consistent with the prior year. As a result of the increase in net revenues outpacing the increase in COGS, the Company recorded gross profit of $1,888,231 for the year ending December 31, 2025, compared to a gross loss of ($1,480,948) for the year ending December 31, 2024.

Operating Expenses: Operating expenses for the year ending December 31, 2024 were $11,922,509. Salaries and benefits were $5,973,160, professional fees were $805,261, and selling, general, and administrative expenses were $4,205,541.

For the year ending December 31, 2025, operating expenses were $13,833,754 – a 16.0% increase compared to 2024. Salaries and benefits increased from $5,973,160 in 2024 to $6,756,605 in 2025. Professional fees increased from $805,261 in 2024 to $915,266 in 2025. Selling, general, and administrative expenses were $4,049,688 in 2025 compared to $4,205,541 in 2024.

Other Income (Expense): The Company had $1,251,823 in other income for the year ending December 31, 2024, a majority of which was due to a one-time adjustment for royalties owed on a patent, whereby the Company purchased a royalty-free license which converted all future royalty payments on its books into income.

For the year ending December 31, 2025, the Company had other expense of ($140,225), compared to other income of $1,251,823 in the prior year. Interest expense decreased from $568,700 in 2024 to $421,085 in 2025, reflecting the reduction in the Company's outstanding debt obligations. The decrease in other income year over year was primarily due to the absence of the one-time royalty-related gain recognized in 2024.

Net Loss: As a result of the foregoing, the Company's net loss for the year ending December 31, 2025 was $12,085,748, compared to a net loss of $12,151,634 for the year ending December 31, 2024, a 0.5% decrease year over year.

Historical results and cash flows:

The Company is currently in a growth stage and is revenue-generating. We believe that historical cash flows are not indicative of future revenue and cash flow expectations due to several factors. In the past, the Company operated without a steady-state environment, faced long lead times of over a year for equipment, and only recently optimized its manufacturing lines and added equipment to improve performance. Additionally, we have achieved national distribution and are seeing continued benefits from repeat sales to existing customers. Looking ahead, our goal is to scale operations by increasing sales and expanding manufacturing capacity to meet growing demand and improve overall efficiency.

Trends

During 2025, the Company completed two significant equity financings that materially strengthened its balance sheet and liquidity position, raising approximately $17,637,000 through the issuance of Series R redeemable senior preferred stock and approximately $3,223,000 through a Regulation Crowdfunding offering pursuant to Regulation CF. These transactions materially improved the Company's liquidity, and as of December 31, 2025, the Company had cash and cash equivalents of approximately $18,500,000.

Looking ahead into 2026, the Company expects to continue its increased focus on sales and business development, supported by the brand-building investments made during 2025. The Company expects gross sales to increase relative to previous years, supported by its expanded distribution channels, improved manufacturing efficiency, and growing consumer awareness of the ACRE product line.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $18,459,464.

Debt

Indebtedness

Creditor: BIZCAPITAL BIDCO I, L.L.C.
Amount Owed: $257,947.00
Interest Rate: 3.25%
Maturity Date: September 29, 2026
This promissory note is secured by the Company's equipment assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

Creditor: CDVCA XII, LLC
Amount Owed: $10,908.00
Interest Rate: 3.25%
Maturity Date: September 29, 2026
This promissory note is secured by the Company's equipment assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service

coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

Creditor: CDVCA 14, LLC
Amount Owed: $1,758,272.00
Interest Rate: 3.25%
Maturity Date: September 29, 2026
This promissory note is secured by the Company's equipment assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

Creditor: CDVCA 21, LLC
Amount Owed: $2,579,365.00
Interest Rate: 3.25%
Maturity Date: December 07, 2026
This promissory note is collateralized by the Company's equipment. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

Creditor: MIDWEST COMMUNITY DEVELOPMENT FUND XIV, L.L.C.
Amount Owed: $1,238,095.00
Interest Rate: 3.25%
Maturity Date: December 07, 2026
This promissory note is secured by all of the Company's assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

Creditor: MIDWEST COMMUNITY DEVELOPMENT FUND XIV, L.L.C.
Amount Owed: $103,175.00
Interest Rate: 3.25%
Maturity Date: December 07, 2026
This promissory note is secured by all of the Company's assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

Creditor: Pike National Bank

Amount Owed: $1,488,215.00
Interest Rate: 3.75%
Maturity Date: March 2026
This promissory note is secured by property and equipment and is partially pledged by assets of an affiliate of the Company.

Creditor: CDVCA 14, LLC
Amount Owed: $1,256,839.00
Interest Rate: 0.5%
Maturity Date: December 02, 2027
This is a convertible promissory note, convertible into the Company's Series B Preferred Stock. If the note holder does not exercise the right to voluntarily convert the note, the note automatically converts at the earliest of December 2, 2027 or upon a conversion event, as defined in the loan agreements. In connection with the loan, the noteholder executed a joinder to the Company's existing Investors' Rights Agreement and Voting Agreements with its Preferred Stockholders, pursuant to which the note holder will be subject to the terms of those agreements upon conversion of the note. The note prohibits prepayment of principal of the note, and all interest is due and payable at maturity. The Company has reserved a total of 1,088,636 shares of Series B Preferred Stock upon the conversion of all existing convertible promissory notes convertible into Series B Preferred Stock of the Company as of December 31, 2025.

Creditor: BIZCAPITAL BIDCO I, L.L.C.
Amount Owed: $50,000.00
Interest Rate: 0.5%
Maturity Date: December 02, 2027
This is a convertible promissory note, convertible into the Company's Series B Preferred Stock. If the note holder does not exercise the right to voluntarily convert the note, the note automatically converts at the earliest of December 2, 2027 or upon a conversion event, as defined in the loan agreements. In connection with the loan, the noteholder executed a joinder to the Company's existing Investors' Rights Agreement and Voting Agreements with its Preferred Stockholders, pursuant to which the note holder will be subject to the terms of those agreements upon conversion of the note. The note prohibits prepayment of principal of the note, and all interest is due and payable at maturity. The Company has reserved a total of 1,088,636 shares of Series B Preferred Stock upon the conversion of all existing convertible promissory notes convertible into Series B Preferred Stock of the Company as of December 31, 2025.

Creditor: CDVCA Sub-CDE XII, LLC
Amount Owed: $144,675.00
Interest Rate: 0.5%
Maturity Date: December 02, 2027
This is a convertible promissory note, convertible into the Company's Series B Preferred Stock. If the note holder does not exercise the right to voluntarily convert the note, the note automatically converts at the earliest

of December 2, 2027 or upon a conversion event, as defined in the loan agreements. In connection with the loan, the noteholder executed a joinder to the Company's existing Investors' Rights Agreement and Voting Agreements with its Preferred Stockholders, pursuant to which the note holder will be subject to the terms of those agreements upon conversion of the note. The note prohibits prepayment of principal of the note, and all interest is due and payable at maturity. The Company has reserved a total of 1,088,636 shares of Series B Preferred Stock upon the conversion of all existing convertible promissory notes convertible into Series B Preferred Stock of the Company as of December 31, 2025.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chris Guimond
Chris Guimond's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO, President, Secretary, Chairman of the Board of Directors
Dates of Service: October, 2018 - Present
Responsibilities: As CEO, Chris is responsible for setting the company's strategic vision, overseeing operations, and ensuring efficient production while maintaining quality and sustainability standards. He leads the executive team in executing the Company's business objectives. With over 20 years of experience in the manufacturing industry, Chris is well versed in many areas of engineering from raw materials development to practical applications and is responsible for overseeing all aspects of the business including sales, purchasing, and manufacturing. (Note - Chris is specifically CEO of Modern Mill, Inc., and President and Secretary of Sustainable Lumber. He is a Director of both entities.)
Other business experience in the past three years:
Employer: Gigantic Holdings LLC
Title: Manager
Dates of Service: March, 2021 - Present
Responsibilities: Chris is a part owner of Gigantic Holdings LLC, and also provides limited management services to the Company on a periodic basis (Approximately 1 hour per month)
Name: William Pax
William Pax's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Financial Officer
Dates of Service: January 2024 - Present
Responsibilities: With more than 20 years of industry experience, William is responsible for overseeing all aspects of the Company's financial operations including purchasing, sales, logistics and accounting.
Other business experience in the past three years:
Employer: Atlantic Alumina
Title: Financial Reporting Manager

Dates of Service: July 2021- December 2023

Responsibilities: Prepare monthly financial statements, corporate accounting, and consolidations.

Name: Mitch Lynn

Mitch Lynn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November, 2023 - Present

Responsibilities: As a member of the board of directors, Mitch is responsible for providing strategic oversight, guiding corporate governance, and ensuring that the Company operates in the best interests of its shareholders. Mitch brings over 45 years of wholesale warehousing and business experience to the Company.

Name: Jon Gilbert

Jon Gilbert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November, 2023 - Present

Responsibilities: As a director of the Company, Jon is responsible for providing strategic oversight, guiding corporate governance, and ensuring that the company operates in the best interests of its shareholders. With more than 3 decades of business experience, Jon brings a wide variety of expertise to the Company in his capacity as a director.

Name: Nick Oliva

Nick Oliva's current primary role is with Oliva & Associates CPA. Nick Oliva currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November, 2023 - Present

Responsibilities: As a director, Nick is responsible for providing strategic oversight, guiding corporate governance, and ensuring that the company operates in the best interests of its shareholders.

Other business experience in the past three years:

Employer: Oliva & Associates CPA

Title: Founder and Partner

Dates of Service: February, 1993 - Present

Responsibilities: As Founder and Partner of Oliva and Associates, Nick is responsible for the management of this firm. Since founding the firm in 1993, Nick has leveraged his comprehensive knowledge base to support a diverse range of clients with expert tax planning, preparation, and strategic services.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name: Chris Guimond (through CG Legacy, LLC)
Total Fully Diluted Ownership: 21.706%
Class A Common Stock: 244,785 shares
Class B Common Stock: 60,000,000 shares
Series A Preferred Stock: 1,669,785 shares
Series B Preferred Stock: 345,945 shares
Series R Redeemable Senior Preferred Stock: 1,500,000 shares

Stockholder Name: David Guimond (through DBG Legacy, LLC)
Total Fully Diluted Ownership: 21.701%
Class A Common Stock: 244,785 shares
Class B Common Stock: 60,000,000 shares
Series A Preferred Stock: 1,669,785 shares
Series B Preferred Stock: 345,945 shares

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Class 1 Common Stock, Class A Common Stock, Class B Common Stock, Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series R Redeemable Senior Preferred Stock, and Convertible Note.

Class 1 Common Stock
• Authorized: 3,585,511
• Outstanding: 0
• Material Rights: Call Right Upon liquidation event

The Company has established a Call Right related to shares of Class 1 Common Stock. The Call Right allows the Company, at its sole discretion and at any time prior to a "Liquidation Event" (i.e. sale, merger, or consolidation of the Company) to require holders of Class 1 Common Stock to sell all or a portion of their shares back to the Company at a price that is three (3) times the purchase price paid for the shares of Class 1 Common Stock. Please review exhibit F and your subscription agreement for complete details.

Grant of Proxy

Investors in this offering will be required to agree to be party to a Proxy Voting Agreement by and among the Company and the other Class 1 Stockholders of the Company, a copy of which is included as Exhibit A to the Subscription Agreement investors will sign in order to purchase shares in this offering. Pursuant to the Proxy Voting Agreement, investors in this offering will agree:

•   To vote all shares as directed by the Proxyholder (as defined further below) in elections of directors (including removal of directors, as applicable).

•   To vote as instructed by the Proxyholder on key matters, including:

        -       Approved Sales (Acquisitions, mergers, asset sales, etc.), which may require you to sell all of your shares in the Company

        -       Certificate Amendments (amendments to the Company's charter).

•   To grant the Proxyholder an irrevocable proxy to vote your shares

•   To waive their right to a jury trial with respect to disputes arising from the Proxy Voting Agreement

The "Proxyholder" is the Company's President or, if the Company has no President in office, any other officer designated by the Board of Directors. The Proxy Voting Agreement will be binding upon successors and assigns. Any transfer (sale, gift, etc.) of shares of Class 1 Common Stock must be approved by the Proxyholder and the Company – and the transferee must agree in writing to be bound by the Proxy Voting Agreement.

Transfer Restrictions

Investors in this offering will be bound by the terms of the Subscription Agreement, which prohibits resales of the Company's Class 1 Common Stock prior to the effectiveness of a registration statement filed by the Company under the Securities Act of 1933, unless otherwise permitted by the Company pursuant to a valid exemption under the Securities Act of 1933.

Please review exhibit F and your subscription agreement for complete details.

Class A Common Stock
• Authorized: 447,714,450
• Outstanding: 40,931,250
• Voting Rights: Each holder of shares of Class A Common Stock will be entitled to one (1) vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.
• Material Rights: The amount outstanding of Class A Common Stock includes 2,201,250 shares that may be issued upon the exercise of outstanding options. The amount outstanding of Class A Common Stock does not include shares reserved for issuance under the Company's stock plans.

Class B Common Stock
• Authorized: 120,000,000
• Outstanding: 120,000,000
• Voting Rights: Each holder of shares of Class B Common Stock will be entitled to ten (10) votes for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.
• Material Rights: Conversion Rights

Optional Conversion. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) at the option of the holder at any time.

Mandatory Conversion. Upon any transfer of Class B Common Stock, each such transferred share shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock.

Preferred Stock
• Authorized: 116,993,670
• Outstanding: 0
• Voting Rights: Each holder of Preferred Stock is entitled to a number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

• Material Rights: Note - the Company's has designated 42,0000,000 shares of the authorized Preferred Stock of the Company as "Series A Preferred Stock", 33,000,000 shares of the authorized Preferred Stock of the Corporation as "Series B Preferred Stock", and 25,882,800 shares of the authorized Preferred Stock as "Series C Preferred Stock". Because the rights of each of these Series are substantially similar, we refer to each of the Series A, B, and C Preferred Stock collectively as "Preferred Stock" herein, unless noting a specific right of a particular Series of Preferred Stock of the Company.

Dividend Preference. From the date of issuance, dividends accrue daily and are cumulative on the Company's Preferred Stock as follows: (i) 8% per annum of the Original Issue Price for Series A Preferred Stock; and (ii) 4% per annum of the Original Issue Price for Series B and Series C Preferred Stock. Accruing Dividends are payable only when, as, and if declared by the Board of Directors, and the Company is not obligated to pay such dividends unless declared. The Company may not declare or pay dividends on Common Stock unless all accrued and unpaid dividends on the Preferred Stock have been paid. Once the holders of Preferred Stock have received aggregate distributions equal to the Original Issue Price plus all accrued but unpaid dividends, the Preferred Stock will participate in Common Stock dividends on an as-converted basis. The "Original Issue Prices" are $0.66667 per share for Series A, $1.33333 per share for Series B, and $1.54543 per share for Series C, each subject to adjustment for stock splits, dividends, and similar recapitalization.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of Preferred Stock are entitled to receive, on a pari passu basis, a preferential payment equal to one times the applicable Original Issue Price plus any accrued but unpaid dividends, before any distributions are made to holders of Common Stock. If the Company's assets are insufficient to fully satisfy these amounts, the available assets will be distributed ratably among the Preferred Stockholders based on the amounts they are entitled to receive. After full payment of the liquidation preferences to the Preferred Stockholders, any remaining assets or proceeds will be distributed pro rata to holders of Preferred Stock and Common Stock, as if all such shares were converted to Class A Common Stock.

Optional Conversion Rights. Each share of Preferred Stock is convertible at the option of the holder at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Prices" are equal to $0.66667 per share for Series A, $1.33333 per share for Series B, and $1.54543 per share for the Series C, each subject to adjustment for stock splits, dividends, and similar recapitalization.

Mandatory Conversion: Upon either (a) the closing of the sale of shares of capital stock of the Company to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the vote of the majority of the Preferred Stock and Common Stock outstanding (voting as a single class), all outstanding shares of Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the then effective conversion rate.

Anti-Dilution Rights. The Company's Certificate of Incorporation includes provisions for adjusting the Conversion Price of Preferred Stock to account for dilutive issuances of Common Stock or securities convertible into Common Stock. These adjustments ensure that the Preferred Stockholders maintain their proportional equity value in the event of new issuances at a price below the current Conversion Price. The key terms are as follows:

- Dilutive Issuances: Any new shares of Common Stock, or securities convertible into Common Stock, issued after the Original Issue Date of the Series C Preferred Stock at a price below the current Conversion Price triggers a reduction in the Conversion Price of the Preferred Stock.

-Exempted Securities: Certain issuances are excluded from this adjustment, including shares issued as stock splits, dividends, or approved plans (e.g., equity compensation plans, strategic partnerships, or acquisitions).

- Calculation of Adjustments: Adjustments to the Conversion Price are calculated using a formula that considers the number of shares outstanding, the price of new issuances, and the aggregate consideration received.

- Options and Convertible Securities: The Company deems shares issuable under options or convertible securities as issued when determining adjustments. Subsequent amendments to the terms of these securities that increase dilution may trigger additional adjustments.

- Multiple Issuance Adjustments: If related issuances occur within a 90-day period, the Conversion Price adjustment is calculated as if all issuances happened on the first issuance date.

In addition to the above rights, the Company's Preferred Stockholders have also entered into Investor Rights Agreements and Voting Agreements with the Company, the terms of which are summarized below.

Investors' Rights Agreement

* Registration Rights: The holders of Series A Preferred may, any time after the earlier of (i) five (5) year after the date the agreement was entered into by the stockholder; or (ii) six (6) months after the effective date of the registration statement related to the Company's underwritten public offering of its Common Stock under the Securities Act of 1933, as amended, require the Company to file a S-1 or S-3 registration statement registering for resale the shares held by these holders if a sufficient percentage of the holders make such a demand (which is 85% for the S-1, and 30% for the S-3).

* Right of First Offer: Subject certain terms and conditions, if the Company proposes to offer or sell any "New Securities" - i.e. equity securities of the Company - the Company shall first offer such New Securities to each holder of the Series A Preferred Stock.

Voting Agreement

* Board Composition: Each holder of Preferred Stock of the Company agrees to vote, or cause to be voted, all shares owned by such Stockholder necessary to ensure that Christopher Guimond and David Guimond are Directors of on the Board, so long as they each own 5% or more of the outstanding capital stock of the Company (on an as-converted to Common Stock basis).

* Increase Authorized Common stock. The Company's Preferred Stockholders agree to vote all shares they own or control, as necessary, to increase the number of authorized shares of Common Stock of the Company.

* Drag Along: In the event of a Sale of the Company—defined as a transaction where a party acquires more than 50% of the Company's voting power - if approved by (i) holders of more than 50% of the outstanding Common and Preferred Stock (voting as a single class on an as-converted basis) and (ii) the Board of Directors all stockholders agree to vote their shares as required to approve and effect the Sale of the Company.

Series A Preferred Stock
• Authorized: 42,000,000
• Outstanding: 36,195,000
• Voting Rights: (See "Preferred Stock" Description Above)
• Material Rights: (See "Preferred Stock" Description Above)

Series B Preferred Stock
• Authorized: 33,000,000
• Outstanding: 29,033,055
• Voting Rights: (See description of "Preferred Stock")
• Material Rights: (See description of "Preferred Stock").

Series C Preferred Stock
• Authorized: 25,882,800
• Outstanding: 12,941,400
• Voting Rights: (See description of "Preferred Stock")
• Material Rights: (See description of "Preferred Stock")

Series R Redeemable Senior Preferred Stock
• Authorized: 18,000,000
• Outstanding: 0
• Voting Rights: Except as expressly provided by this Restated Certificate or as required by law, Series R Redeemable Senior Preferred Stock shall be nonvoting and the holders thereof shall have no voting rights with respect thereto. Any references to Preferred Stock in the Restated Certificate in the context of required approvals, consents, or votes of holders of shares of Preferred Stock shall be deemed to expressly exclude any shares of Series R Redeemable Senior Preferred Stock.
• Material Rights: Upon the consummation of the Series R Financing (as defined below), the Company shall create this class of Series R Redeemable Senior Preferred Stock. Please see exhibit F for complete information

regarding the rights and preferences of the Series R Redeemable Senior Preferred Stock. Certain rights and preferences are outlined below.

The total amount outstanding of Series R Redeemable Senior Preferred Stock does not include any shares that might be issued in connection with the Series R Financing.

Rights and Preferences

Liquidation Preference

In a liquidation or Deemed Liquidation Event, Series R holders receive, before any Common or Preferred Stock, a payout equal to the Applicable Series R Purchase Price or the Series R Redemption Price, as applicable. If assets are insufficient, Series R holders share the shortfall ratably.

Holder Redemption Right

Beginning on the 36-month anniversary of the Series R Original Issue Date and prior to a Deemed Liquidation Event, Series R holders may force the company to redeem all their Series R shares for the Series R Redemption Price, defined as 2.5× the Original Issue Price plus any declared but unpaid dividends. If legally available funds are insufficient, redemptions must occur pro rata and then continue when funds become available.

Participation in 1% Common Pool

After full payment of Series R liquidation amounts and other senior preferences, Series R holders receive 1% of the total proceeds otherwise allocated to all Common Stock and Class 1 Common Stock, distributed pro rata among Series R holders.

Dividend Rights

Series R holders are entitled to receive dividends only if, when, and as declared by the Board. No accruing or guaranteed dividend exists, and Series R holders receive no preferential treatment on dividends aside from what is expressly declared.

Protective Provisions

As long as Series R is outstanding, the corporation may not, without approval of a majority of Series R shares, (1) purchase, redeem, or pay dividends on Preferred Stock or Common Stock (with limited exceptions), or (2) amend the definition of a "Deemed Liquidation Event."

Dividend Rights

Series R holders are entitled to receive dividends only if, when, and as declared by the Board. No accruing or guaranteed dividend exists, and Series R holders receive no preferential treatment on dividends aside from what is expressly declared.

Convertible Note
• Amount Outstanding: $1,451,514.00
• Conversion Type: Series B Preferred Stock
• Conversion Trigger: These notes are convertible at any time at the option of the holder into shares of the Company's Series B Preferred Stock. If the holder of the note does not exercise the right to voluntarily convert the notes, the notes automatically convert at the earliest of December 2, 2027 or upon a "trigger" event (such as an IPO by the Company), as defined in the loan agreements.
• Interest Rate: 0.05
• Material Rights: None

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Sustainable Lumber, Inc.

By /s/ *Chris Guimond*

Title: CEO & Chairman of the Board of Directors

By /s/ *Chris Guimond*

Name: Chris Guimond
Title: CEO & Chairman of the Board of Directors

By /s/ *William Pax*

Name: William Pax
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Sustainable Lumber, Inc. and Subsidiary

Independent Auditor's Report and Consolidated Financial Statements

December 31, 2025 and 2024

Sustainable Lumber, Inc. and Subsidiary
Contents
December 31, 2025 and 2024

Forvis Mazars, LLP
1400 Meadowbrook Road, Suite 300
Jackson, MS 39211
P 601.948.6700 | F 601.948.6000
forvismazars.us



Independent Auditor's Report

Board of Directors
Sustainable Lumber, Inc. and Subsidiary
McComb, Mississippi

Opinion

We have audited the consolidated financial statements of Sustainable Lumber, Inc. and Subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024 and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Forvis Mazars, LLP

Jackson, Mississippi
April 29, 2026

Sustainable Lumber, Inc. and Subsidiary
Consolidated Balance Sheets
December 31, 2025 and 2024

		2025		2024
ASSETS				
Current Assets				
Cash and cash equivalents	$	18,459,464	$	2,072,389
Available-for-sale debt securities		-		7,267,550
Accounts receivable, net (Note 2)		849,801		237,234
Receivable from equity offering (Note 8)		935,524		-
Inventories (Note 3)		3,849,261		6,305,236
Prepaid expenses and other assets		267,465		400,785
Total Current Assets		24,361,515		16,283,194
Property and Equipment, at Cost				
Land		157,197		157,197
Buildings and improvements		5,774,287		4,751,639
Machinery and equipment		18,721,051		18,219,739
Other property and equipment		945,061		951,387
Construction in progress		651,471		286,211
		26,249,067		24,366,173
Accumulated depreciation		(10,372,902)		(7,599,531)
Property and Equipment, Net		15,876,165		16,766,642
Other Assets				
Right-of-use assets - finance leases		197,780		251,530
Intangible asset, net (Note 4)		5,445,129		5,654,557
Total Other Assets		5,642,909		5,906,087
Total Assets	$	45,880,589	$	38,955,923

Sustainable Lumber, Inc. and Subsidiary
Consolidated Balance Sheets
December 31, 2025 and 2024   **(Continued)**

	2025	2024
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 2,477,368	$ 1,704,510
Accrued expenses and other liabilities	2,229,131	1,409,535
Current portion of finance lease liabilities (Note 6)	62,313	65,290
Current portion of notes payable (Note 5)	7,435,977	9,106,881
Total Current Liabilities	12,204,789	12,286,216
Long-Term Liabilities		
Long-term portion of finance lease liabilities (Note 6)	99,174	161,577
Long-term portion of notes payable (Note 5)	1,424,401	1,421,732
Total Long-Term Liabilities	1,523,575	1,583,309
Total Liabilities	13,728,364	13,869,525
Stockholders' Equity		
Preferred stock, $.00000667 par value,		
as of December 31, 2025 and 2024		
Series A preferred stock	241	241
Series B preferred stock	194	194
Series C preferred stock	87	87
Series R preferred stock	118	-
Common stock, $.00000667 par value,		
as of December 31, 2025 and 2024		
Class A common stock	258	258
Class B common stock	800	800
Class C1 common stock	13	-
Additional paid-in capital	102,548,598	83,397,154
Other comprehensive income	27,917	27,917
Accumulated deficit	(70,426,001)	(58,340,253)
Total Stockholders' Equity	32,152,225	25,086,398
Total Liabilities and Stockholders' Equity	$ 45,880,589	$ 38,955,923

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Operations
Years Ended December 31, 2025 and 2024

	2025	2024
Revenues (Note 2)		
Gross revenues	$ 25,814,042	$ 20,471,799
Discounts and earned rebates	(1,936,934)	(1,545,974)
Net Revenues	23,877,108	18,925,825
Cost of Goods Sold		
Direct costs	19,912,455	18,301,822
Depreciation	2,076,422	2,104,951
Total Cost of Goods Sold	21,988,877	20,406,773
Gross Profit (Loss)	1,888,231	(1,480,948)
Operating Expenses		
Salaries and benefits	6,073,622	5,817,742
Stock-based compensation (non-cash)	682,983	155,418
Travel	174,932	170,247
Professional fees	915,266	805,261
Selling, general, and administrative expenses	4,205,541	4,049,688
Research and product development costs	706,554	106,766
Depreciation and amortization	1,074,856	817,387
Total Operating Expenses	13,833,754	11,922,509
Operating Loss	(11,945,523)	(13,403,457)
Other Income (Expense)		
Interest expense	(421,085)	(568,700)
Investment income	189,382	367,686
Other	91,478	1,452,837
Total Other Income (Expense)	(140,225)	1,251,823
Income Taxes	-	-
Net Loss	$ (12,085,748)	$ (12,151,634)

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Comprehensive Loss
Years Ended December 31, 2025 and 2024

	2025	2024
Net Loss	$ (12,085,748)	$ (12,151,634)
Other Comprehensive Income		
Unrealized appreciation on available-for-sale debt securities	-	7,996
Comprehensive Loss	$ (12,085,748)	$ (12,143,638)

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2025 and 2024

	Par Value							Additional Paid-in Capital	Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Series R Preferred Stock	Class A Common Stock	Class B Common Stock	Class C1 Common Stock				
Balance, December 31, 2023	$ 241	$ 194	$ 22	$ -	$ 258	$ 800	$ -	$ 68,241,812	$ 19,921	$ (46,188,619)	$ 22,074,629
Net loss								-	-	(12,151,634)	(12,151,634)
Series C preferred stock issuance, net of issuance costs	-	-	65	-	-	-	-	14,999,924	-	-	14,999,989
Stock-based compensation (non-cash)	-	-	-	-	-	-	-	155,418	-	-	155,418
Unrealized depreciation on available-for-sale debt securities, net of tax	-	-	-	-	-	-	-	-	7,996	-	7,996
Balance, December 31, 2024	241	194	87	-	258	800	-	83,397,154	27,917	(58,340,253)	25,086,398
Net loss								-	-	(12,085,748)	(12,085,748)
Series R preferred stock issuance, net of issuance costs	-	-	-	118	-	-	-	17,534,095	-	-	17,534,213
Class C1 common stock issuance, net of issuance costs	-	-	-	-	-	-	13	934,366	-	-	934,379
Stock-based compensation (non-cash)	-	-	-	-	-	-	-	682,983	-	-	682,983
Balance, December 31, 2025	$ 241	$ 194	$ 87	$ 118	$ 258	$ 800	$ 13	$ 102,548,598	$ 27,917	$ (70,426,001)	$ 32,152,225

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2025 and 2024

		2025		2024
Operating Activities				
Net loss	$	(12,085,748)	$	(12,151,634)
Items not requiring (providing) cash				
Depreciation and amortization		3,151,278		2,922,338
Amortization of debt issuance costs		27,112		14,460
Loss (gain) on disposal of property and equipment		3,111		(17,082)
Gain on forgiveness of license payable		-		(1,086,959)
Stock-based compensation (non-cash)		682,983		155,418
Provision for credit loss		1,715		167,544
Changes in				
Accounts receivable		(614,282)		1,167,094
Inventories		2,455,975		1,085,205
Prepaid expenses and other assets		133,320		(128,069)
Accounts payable		772,858		(1,371,511)
Accrued expenses and other current liabilities		819,596		(353,588)
Net Cash Used in Operating Activities		(4,652,082)		(9,596,784)
Investing Activities				
Proceeds from maturities of available-for-sale debt securities		7,267,550		37,766,879
Purchases of available-for-sale debt securities		-		(35,090,074)
Proceeds from sale of property and equipment		17,795		58,671
Purchases of property and equipment		(2,018,529)		(1,951,052)
Payments on license agreement		-		(3,000,000)
Net Cash Provided by (Used in) Investing Activities		5,266,816		(2,215,576)
Financing Activities				
Proceeds from issuance of stock		19,925,174		14,999,989
Equity issuance costs		(2,392,106)		-
Principal payments on debt		(1,695,347)		(1,584,901)
Principal payments on finance lease liabilities		(65,380)		(73,798)
Net Cash Provided by Financing Activities		15,772,341		13,341,290
Change in Cash and Cash Equivalents		16,387,075		1,528,930
Cash and Cash Equivalents, Beginning of Year		2,072,389		543,459
Cash and Cash Equivalents, End of Year	$	18,459,464	$	2,072,389
Supplemental Cash Flows Information				
Cash paid during the year for interest	$	393,973	$	554,240
Receivable from equity offering	$	935,524	$	-
License agreement asset reduction against licenses payable	$	-	$	2,500,000

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Sustainable Lumber, Inc. (Sustainable Lumber) is a Delaware Corporation formed in October 2018. Sustainable Lumber elected to become designated as a Qualified Opportunity Fund in 2018, as defined by the Internal Revenue Service (IRS). As such, they must invest substantially all their assets in Qualified Opportunity Zone real estate or businesses.

In December 2018, Sustainable Lumber formed Modern Mill, Inc. (Modern Mill), a Delaware C-corporation, as a wholly owned subsidiary. Modern Mill manufactures ACRE™, a sustainable wood alternative made from upcycled rice hulls and is located in Fernwood, Mississippi, within an Opportunity Zone created by the 2017 Tax Cuts and Jobs Act to spur development in economically distressed communities.

The compound and finished goods manufactured by Modern Mill are branded ACRE™. Finished goods include sheets, trim and dimensional lumber, and siding. ACRE™ is cost-efficient, lightweight, highly resistant to expansion and contraction, paintable, stainable, and an environmentally friendly wood alternative.

Collectively, Sustainable Lumber and Modern Mill are referred to herein as "the Company." The Company has secured an exclusive 28-year license to manufacture, distribute, and sell this innovative new wood alternative in North America. See "Intangible Asset" below, as well as Note 4.

Principles of Consolidation

The consolidated financial statements include the accounts of Sustainable Lumber and Modern Mill. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at financial institutions that are insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash and cash equivalent balances may be in excess of the FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company considers uninvested cash held in investment accounts as cash and cash equivalents.

Available-for-Sale Debt Securities

Available-for-sale debt securities consist of U.S. Treasury notes with original maturities of less than one year. Such securities are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive loss.

At December 31, 2025, the Company did not hold any available-for-sale debt securities, as all amounts were held in cash or cash equivalents. Accordingly, there was no accumulated other comprehensive income related to debt securities as of December 31, 2025.

At December 31, 2024, gross unrealized gains of approximately $28,000 related to available-for-sale debt securities with a fair value of approximately $7,268,000 were included in accumulated other comprehensive income.

Accounts Receivable

Accounts receivable are stated at the amount of consideration from customers of which the Company has an unconditional right to receive. The Company provides an allowance for credit losses, which is based upon a review of outstanding receivables, historical collection information, and current economic conditions as of balance sheet date.

The Company has elected to use the practical expedient provided in Accounting Standards Codification (ASC) 326-20 that allows entities to assume that current conditions as of the balance sheet date do not change for the remaining life of the current accounts receivable and current contract assets. The Company has also made an accounting policy election to consider cash collection activity after the balance sheet date when estimating expected credit losses on current accounts receivable and current contract assets.

Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts past due more than 30 days are considered delinquent. Delinquent receivables are written off when deemed uncollectible by management.

Opening accounts receivable was approximately $1,570,000 for the year ended December 31, 2024. The allowance for credit losses was approximately $100,000 and $125,000 as of December 31, 2025 and 2024, respectively. During the years ended December 31, 2025 and 2024, credit loss expense related to doubtful accounts receivable, where collectability is not reasonably assured, was approximately $2,000 and $167,000, respectively.

Receivable from Equity Offering

The Company accounts for receivables arising from the issuance of equity in accordance with ASC 505-10-45-2, which provides that such receivables are generally not reported as an asset, except in limited circumstances where there is substantial evidence of both the ability and intent to repay the obligation within a reasonably short period of time.

Consistent with ASC 855-10-25, receivables from equity offerings are classified as an asset only when they are collected in cash prior to the issuance of the consolidated financial statements.

Inventories

Inventories consist primarily of raw materials, work in progress, and finished goods related to the Company's manufacturing of composite dimension lumber (ACRE™) and are stated at the lower of cost or net realizable value. Cost of manufactured inventories and purchased raw materials are determined using the first-in, first-out (FIFO) method. In valuing inventory, the Company is required to make assumptions regarding the level of reserves required to value potentially obsolete or overvalued items at the lower of cost or net realizable value. These assumptions require the Company to analyze the aging of and forecasted demand for its inventory and make judgements regarding future product sales prices.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense on the straight-line basis over the estimated useful life of each asset. Right-of-use (ROU) assets under finance lease obligations and leasehold improvements are amortized over the shorter of the lease term, or their respective estimated useful lives.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Building and improvements	15 - 30 years
Machinery and equipment	3 - 10 years
Other fixed assets	3 - 7 years

Intangible Asset

The intangible asset with a finite life is being amortized on the straight-line basis over a period of 28 years for an exclusive license agreement (License Agreement) with Resysta International IP GmbH (Resysta). The intangible asset is periodically evaluated as to the recoverability of carrying value. See Note 4.

Long-Lived Assets and Intangible Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets and the intangible asset whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset or intangible asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value, and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset or intangible asset exceeds its fair value. No asset impairment was recognized during the years ended December 31, 2025 and 2024.

Debt Issuance Costs

Debt issuance costs represent costs incurred in connection with the issuance of long-term debt. Such costs are being amortized over the term of the respective debt using the effective interest method.

Equity Issuance Costs

Equity issuance costs represent incremental costs directly associated with the issuance of the Company's equity instruments. Such costs are recorded as a reduction of the related equity issuance proceeds and reflected as a component of additional paid-in capital.

Revenue Recognition

Revenue is recognized when control of the promised goods is transferred to the Company's customers in an amount that reflects the consideration that it expects to be entitled to in exchange for those goods. The amount and timing of revenue recognition vary based on the nature of the goods provided and the terms and conditions of the customer contract. See Note 2 for additional information about the Company's revenue.

Shipping and Handling Costs

For shipping and handling activities, the Company applies an accounting policy election, which allows for shipping and handling activities to be accounted for as fulfillment activities rather than a promised good or service when the activities are performed, even if those activities are performed after the control of the good has been transferred to the customer. Therefore, the Company expenses shipping and handling costs at the time revenue is recognized. The Company classifies shipping and handling expenses in cost of goods sold in the consolidated statements of operations. Shipping and handling costs of approximately $985,000 and $996,000 were incurred during the years ended December 31, 2025 and 2024, respectively, and are included within cost of goods sold.

Stock-Based Compensation

At December 31, 2025 and 2024, the Company has a stock-based employee compensation plan, which is described more fully in Note 9. The Company's accounting policy is to recognize compensation cost net of estimated forfeitures.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not some portion or all of a deferred tax asset will not be realized.

Tax positions are recognized if it is more likely than not, based on the technical merits, the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment.

The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2025 and 2024. Interest and penalties, if any, are reflected in income taxes in the accompanying consolidated statements of operations. Tax years remain generally subject to examination by federal and state tax authorities for 3 years. See Note 7 for additional information regarding income taxes.

Research and Product Development Costs

Research and product development costs are expensed as incurred in operating expenses.

Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive loss, net of applicable income taxes. Other comprehensive loss includes unrealized appreciation (depreciation) on available-for-sale securities.

Leases

The Company evaluates leases at contract inception to determine whether the Company has the right to control use of the identified asset for a period of time in exchange for consideration. If it is determined the Company has the right to obtain substantially all of the economic benefit from use of the identified asset and the right to direct the use of the identified asset, the Company recognizes an ROU asset and lease liability. Also, at contract inception, the Company evaluates the classification of the lease as either an operating lease or a finance lease. Lease liabilities represent the present value of lease payments not yet paid. ROU assets represent the Company's right to use an underlying asset and are based upon the lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, and lease incentives.

The Company uses the risk-free interest rate (the rate of a zero-coupon U.S. Treasury instrument) at the time of commencement or modification date in determining the present value of lease payments. The risk-free rate is determined using a period comparable with the lease term. The Company assesses the impairment of the ROU asset at the asset group level whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Additionally, the Company combines lease and nonlease components, such as common area and other maintenance costs, and accounts for them as a single lease component in calculating the ROU assets and lease liabilities for its machinery leases.

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Recently Adopted Accounting Pronouncements

In July 2025, the FASB issued Accounting Standards Update (ASU) 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.* The new accounting guidance provides relief from the guidance in ASC 326 in evaluating estimated credit losses.

Specifically, the new standard allows all entities to elect a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the current accounts receivable and current contract assets. In addition, the new standard allows entities that are not public business entities to make an accounting policy election to consider cash collection activity after the balance sheet date when estimating expected credit losses on current accounts receivable and current contract assets.

The Company adopted this standard on January 1, 2025, and applied it prospectively.

Liquidity and Capital Resources

The Company has incurred recurring losses and negative cash flows from operations since inception. As of and for the year ended December 31, 2024, and as of the issuance date of the 2024 consolidated financial statements, financial conditions indicated that it was probable that the Company would not be able to meet its financial obligations as they became due for at least one year from the date of issuance of the consolidated financial statements. As disclosed in Note 8, in December 2025, the Company completed significant equity financings. These transactions materially improved the Company's liquidity and resolved the conditions that existed at the date of issuance of the consolidated financial statements as of and for year ended December 31, 2024. As of December 31, 2025, the Company had cash and cash equivalents of approximately $18,500,000. Based on the Company's current cash position, forecasted operating cash requirements, and required debt service obligations, management has concluded that the Company has sufficient liquidity to meet its obligations as they become due for at least one year from the date of issuance of these consolidated financial statements.

Note 2.   Revenue Recognition

The Company's sales predominantly are generated from the sale of finished products to customers and revenue is recognized at a point in time when ownership, risks, and rewards transfer. Control of the products sold typically transfers to the customer upon shipment. Revenues are recognized in an amount that reflects the net consideration the Company expects to receive in exchange for the goods. The Company reports all amounts billed to a customer in a sale transaction as revenue. The Company does not provide assurance-type warranties that guarantee its product complies with agreed-upon specifications.

Each customer contract sets forth the transaction price for the products and services purchased under that arrangement. Some customer arrangements include variable consideration, such as discounts that depend upon the customers meeting specified payment terms. The Company uses judgment to estimate the most likely amount of variable consideration at each reporting date. When estimating variable consideration, the Company applies judgment in considering the probability of whether a reversal of revenue could occur and only recognizes revenue subject to this constraint.

The Company's contract terms are less than one year in length and do not have any financing components. Therefore, the Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred.

Charges for shipping and handling fees billed to customers are included in gross revenue, and the corresponding shipping and handling expenses are included in cost of goods sold in the accompanying consolidated statements of operations.

Under the practical expedient, sales commissions and other incremental costs of obtaining a contract are expensed as incurred as the amortization period is less than one year. These costs are recorded with direct costs on the consolidated statements of operations. Taxes collected from customers and remitted to government authorities are reported on the net basis and are excluded from sales.

Gross revenues from contracts with customers disaggregated by revenue source consisted of the following at December 31:

	2025	2024
Product sales	$ 24,853,920	$ 19,598,995
Shipping income	960,122	872,804
	$ 25,814,042	$ 20,471,799

Contract Balances

The following table provides information about the Company's receivables from contracts with customers and others:

	2025	2024
Accounts receivable, beginning of year	$ 237,234	$ 1,571,872
Accounts receivable, end of year	$ 849,801	$ 237,234

Note 3.   Inventories

Inventories consist of raw materials, work in process, and finished goods related to the Company's manufacturing of ACRE™. Inventories consisted of the following at December 31:

	2025	2024
Manufacturing inventories		
Raw materials	$ 1,382,791	$ 3,624,406
Work-in-progress	210,784	122,814
Finished goods	2,255,686	2,558,016
	$ 3,849,261	$ 6,305,236

Sustainable Lumber, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

Note 4.   Intangible Asset

The carrying basis and accumulated amortization of the recognized intangible asset consist of the following at December 31:

	2025	2024
License agreement	$ 7,500,000	$ 7,500,000
Accumulated amortization	(2,054,871)	(1,845,443)
	$ 5,445,129	$ 5,654,557

Amortization expense for each of the years ended December 31, 2025 and 2024 was approximately $209,000. At December 31, 2025, future amortization expense is estimated to be approximately $209,000 per annum.

In January 2024, the Company entered into an Amended and Restated License Agreement with Resysta, which replaced the prior license agreement that governed the Company's use of Resysta's patented technology and know-how in North America. The amendment resolved all previously disputed matters, including outstanding royalty arrangements, payment obligations, and related claims between the parties, through a one-time settlement payment of $3,000,000.

Under the original license agreement, the Company was subject to ongoing royalty obligations and other payment commitments, including amounts related to the United States, Canada, and a terminated Mexico territory option. In prior periods, the Company had accrued license-related liabilities associated with these arrangements while also recording royalty expense in cost of goods sold. As part of the amendment, all prior and future royalty obligations were extinguished, and no future royalty fees are required under the amended license agreement. The settlement of accrued and disputed royalty obligations resulted in a gain on extinguishment of approximately $1,000,000, which was recorded in other income for the year ended December 31, 2024.

Pursuant to the amended agreement, the Company obtained an irrevocable, royalty-free license to use and exploit Resysta's proprietary know-how and patented technology in North America for the remaining contractual term of 28 years. As a result of the amendment, the Company's intangible asset and related license payable were reduced from by $2,500,000 to $7,500,000, and the useful life of the intangible asset was reset to 28 years beginning in January 2024.

Note 5.   Notes Payable

Notes payable consisted of the following at December 31:

	2025	2024
Note payable to creditor, interest monthly at 3.25% plus default interest monthly of 4%, matures in September 2026, collateralized by equipment. (A)	$ 257,947	$ 486,548
Note payable to creditor, interest monthly at 3.25% default interest monthly of 4%, matures in September 2026, collateralized by equipment. (A)	10,908	13,579

	2025	2024
Note payable to creditor, interest monthly at 3.25% plus default interest monthly of 4%, matures in September 2026, collateralized by equipment. (A)	1,758,272	2,188,869
Note payable to creditor, interest monthly at 3.25% plus default interest monthly of 4%, matures in December 2026, collateralized by equipment. (A)	2,579,365	3,174,603
Note payable to creditor, interest monthly at 3.25% plus default interest monthly of 4%, matures in December 2026, collateralized by equipment. (A)	1,238,095	1,523,810
Note payable to creditor, interest monthly at 3.25% plus default interest monthly of 4%, matures in December 2026, collateralized by equipment. (A)	103,175	126,984
Note payable to a bank, interest at 3.49%, paid off in May 2025.	-	19,434
Note payable to a bank, interest at 3.75%, monthly installments of $10,957, matures in March 2026, collateralized by property and equipment. (B)	1,488,215	1,562,072
Note payable to a bank, interest at 3.49%, paid off in June 2025.	-	22,774
Convertible note payable to a creditor, interest at 0.5%, convertible to Series B preferred stock at $1.33 per share, matures in December 2027, unsecured. (C)	1,256,839	1,256,839
Convertible note payable to a creditor, interest at 0.5%, convertible to Series B preferred stock at $1.33 per share, matures in December 2027, unsecured. (C)	$50,000	$50,000
Convertible note payable to a creditor, interest at 0.5%, convertible to Series B preferred stock at $1.33 per share, matures in December 2027, unsecured. (C)	144,675	144,675
	8,887,491	10,570,187
Unamortized debt issuance costs	(27,113)	(41,574)
Current portion of notes payable (A) (B)	(7,435,977)	(9,106,881)
Long-term portion of notes payable (C)	$ 1,424,401	$ 1,421,732

(A) Terms of the loan agreements for this group of notes prohibited prepayment of principal prior to the first anniversary of the note date. All notes with prepayment restrictions have eclipsed their first anniversary. Any prepayments are required to be paid in $500,000 increments.

Effective July 1, 2023, the interest rate changed to 6.50% per annum, which remained in effect through September 30, 2024, at which time the rate reverted to 3.25% per annum.

The Company is subject to certain restrictive financial covenants under the terms of the loan agreements for this group of notes, including a quarterly minimum EBITDA requirement, a quarterly debt service coverage ratio requirement, and minimum cash on hand requirements. The loan agreements also include customary restrictions with respect to liens, indebtedness, loans and investments, material changes in the Company's business, asset sales or leases or transfers of assets, restricted payments, such as distributions and dividends, mergers or consolidations, and transactions with affiliates. During the years ended December 31, 2025 and 2024, the Company failed certain covenants for which a waiver has not been obtained as of the date of these consolidated financial statements. As a result, the lenders may, at their option, declare the outstanding borrowings immediately due and payable; however, as disclosed in Note 1, management believes the Company has sufficient liquidity to repay the outstanding amounts.

The Company executed New Markets Tax Credit Statements of Representations, Warranties, and Covenants in conjunction with the notes payable included in Note (A) above. The documents outline certain requirements the Company must follow in conducting its business that create the opportunity for the creditor to apply for tax credits generated by investing in the Company.

(B) As of the date of issuance of these consolidated financial statements, the Company was in discussions with its lenders and had received a commitment letter to refinance this loan agreement on a long-term basis. However, because the refinancing had not been executed as of the issuance date, the amounts outstanding under the loan agreement are presented as a current liability as of December 31, 2025.

(C) Terms of the loan agreements for this group of notes prohibit prepayment of principal. Interest is due at maturity.

The notes in this group contain conversion features pursuant to which the outstanding principal and accrued interest are convertible into Series B preferred stock. The holders may elect to voluntarily convert the notes into Series B preferred shares in accordance with the provisions of the loan agreements. If a holder does not exercise the voluntary conversion right, the notes automatically convert upon the earlier of December 2, 2027 or the occurrence of a conversion event, as defined in the loan agreements.

In accordance with the conversion provisions and after giving effect to the 15-for-1 stock split, the Company has reserved an aggregate of 1,088,636 shares of Series B preferred stock to satisfy its obligations upon conversion of the notes. See Note 8.

In conjunction with a conversion of the notes, the Company entered into Joinder Agreements to the Investors' Rights Agreement and Voting Agreement, pursuant to which the holder, upon conversion, will be treated as a holder of Series B preferred stock and will receive voting rights and dividend participation on the same basis as other Series B preferred stockholders.

Aggregate annual maturities of long-term debt are as follows at December 31, 2025:

2026	$	7,435,977
2027		1,451,514
	$	8,887,491

Note 6. Leases

The Company has entered into the following lease arrangements:

Finance Leases

These leases consist of machinery for the use of the Company in manufacturing its ACRE™ product. Termination of the leases generally is prohibited unless there is a violation under the lease agreement.

Sustainable Lumber, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Related-Party Lease

The Company leases housing, office, and warehouse facilities from various related parties under informal, month-to-month arrangements that are not governed by written lease agreements. Rent expense related to these related-party arrangements totaled approximately $168,000 and $220,000 for the years ended December 31, 2025 and 2024, respectively, and are included within short-term lease costs below within the quantitative disclosure table. Payments are recognized as rent expense as incurred.

Quantitative Disclosures

The lease cost and other required information consist of the following for the years ended December 31:

	2025	2024
Lease cost		
Finance lease cost		
Amortization of ROU asset	$ 53,750	$ 53,750
Short-term lease cost	237,585	251,811
	$ 291,335	$ 305,561
Other information		
Cash paid for amounts included in the measurement of lease liabilities		
Financing cash flows from finance leases	$ 65,380	$ 73,798
ROU assets obtained in exchange for new finance lease liabilities	$ -	$ 22,258
Weighted-average remaining lease term finance leases	3.1 years	3.9 years
Weighted-average discount rate finance leases	2.4%	2.5%

Future minimum finance lease payments and reconciliation to the consolidated balance sheets consisted of the following at December 31, 2025:

2026	$ 65,848
2027	47,038
2028	35,436
2029	29,082
2030	-
Total future undiscounted lease payments	177,404
Imputed interest	(15,917)
	$ 161,487

Sustainable Lumber, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

Note 7.   Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and various states.

The provision for income taxes includes these components:

	2025	2024
Taxes currently payable (receivable)	$ -	$ -
Deferred income taxes	-	-
Income tax expense (benefit)	$ -	$ -

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2025	2024
Computed at statutory rate (21%)	$ (3,489,533)	$ (2,551,843)
Increase (decrease) resulting from		
Officer life insurance	37	12,823
State income taxes	(500,603)	(458,858)
Change in valuation allowance	3,615,200	3,132,600
Other	374,899	(134,722)
Actual tax expense (benefit)	$ -	$ -

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets were:

	2025	2024
Deferred tax assets		
Stock-based compensation	$ 992,100	$ 162,300
IRC 174 capitalized expenses	-	649,300
Net operating loss carryforwards	20,088,700	16,762,400
Other	359,800	170,300
	21,440,600	17,744,300
Deferred tax liabilities		
Depreciation	(2,520,700)	(2,718,400)
Lease liabilities	(11,500)	(6,200)
Intangible assets	(530,900)	(241,200)
Prepaid expenses	(20,400)	(36,600)
	(3,083,500)	(3,002,400)
Net deferred tax asset before valuation allowance	18,357,100	14,741,900

	2025	2024
Valuation allowance		
Beginning balance	(14,741,900)	(11,609,300)
Increase	(3,615,200)	(3,132,600)
Ending balance	(18,357,100)	(14,741,900)
Net deferred tax asset (liability)	$ -	$ -

The difference between the Company's effective tax rate and the statutory federal income tax rate during the years ended December 31, 2025 and 2024 is primarily due to the valuation allowance, state income taxes, and nondeductible expenses. The Company evaluates positive and negative evidence to determine whether it was more-likely-than-not that deferred tax assets will be realized. The evidence includes projected future income and timing of reversal of deferred tax liabilities. As of December 31, 2025, the Company has unused federal net operating loss carryforwards of approximately $80,500,000, which may be carried forward indefinitely; a valuation allowance has been recorded against these deferred tax assets

Note 8.   Capital Stock

The Company's amended and restated Certificate of Incorporation authorizes multiple classes of common and preferred stock. During 2025, the Company effected a 15-for-1 forward stock split of all issued and authorized shares of common and preferred stock. In connection with the stock split, the par value of all classes of stock was proportionately reduced while total stated capital remained unchanged. All share and per-share amounts have been retroactively adjusted to reflect the stock split. Unless otherwise noted, all classes of equity have a par value of $0.0000067 per share.

Preferred Stock

The Company is authorized to issue 116,993,670 shares of Series A, Series B, and Series C preferred stock, which have been designated into the series described below. In addition, the Company is authorized to issue 18,000,000 shares of Series R redeemable senior preferred stock. Holders of Series A, Series B, and Series C preferred stock are entitled to one vote per share and vote together with common stockholders on an as converted basis. Holders of Series R redeemable preferred stock have no voting rights.

Series A, Series B, and Series C Preferred Stock

The Company has designated 42,000,000 shares of Series A, 33,000,000 shares of Series B, and 25,882,800 shares of Series C preferred stock.

Series A, B, and C preferred stock carry cumulative dividends, payable when, as, and if declared by the Board of Directors, at annual rates of 8% of original issue price for Series A and 4% of original issue price for Series B and Series C. Dividends in arrears totaled approximately $20,800,000 in the aggregate at December 31, 2025 (approximately $15,600,000 for Series A, $4,500,000 for Series B, and $700,000 for Series C), and approximately $16,900,000 in the aggregate at December 31, 2024.

Each share of Series A, Series B, and Series C preferred stock is convertible into shares of Class A common stock on a one-for-one basis, either at the holder's option or automatically upon the occurrence of specified mandatory conversion events, subject to customary anti-dilution provisions. At December 31, 2025, the Company had 36,195,000 shares of Series A, 29,033,055 shares of Series B, and 12,941,400 shares of Series C preferred stock issued and outstanding. The Company's authorized share structure provides for a sufficient number of Class A common shares to satisfy potential conversions.

Sustainable Lumber, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

Series A, B, and C preferred stock rank pari passu with one another and senior to all classes of common stock with respect to dividend rights and liquidation preferences. All accrued but unpaid preferred dividends must be satisfied in full prior to any distributions to common stockholders.

During the year ended December 31, 2024, the Company issued additional Series C preferred stock and received approximately $15,000,000 in equity proceeds, net of issuance costs.

In addition, in connection with the Company's convertible notes payable (see Note 5), the Company may be required to issue up to 1,088,636 additional shares of Series B preferred stock upon a conversion event. As Series B preferred stock is convertible into Class A common stock on a one-for-one basis, the Company's authorized share structure also provides for the corresponding Class A common shares issuable upon such conversions.

Series R Redeemable Preferred Stock

During 2025, the Company issued 17,637,000 shares of Series R redeemable preferred stock at an issue price of $1.00 per share, resulting in gross proceeds of approximately $17,637,000, net of issuance costs of approximately $103,000.

The Series R redeemable preferred stock ranks senior to all other classes of equity with respect to liquidation rights. The Series R redeemable preferred shares include issuer call rights and holder-optional redemption rights exercisable at specified multiples of the original issue price, as defined in the Company's governing documents. The issuer call rights are exercisable at redemption prices ranging from 1.25x to 2.5x the original issue price, while holders may elect redemption at 2.5x the original issue price after the shares have been outstanding for 36 months. Redemption, if exercised, is subject to the availability of legally distributable funds under applicable law.

Dividends on the Series R redeemable preferred stock are payable when, as, and if declared by the Board of Directors. There is no stated dividend rate, and dividends do not accrue unless declared.

Although the Series R redeemable preferred stock is legally structured as equity, the Company evaluated the substantive economic characteristics of the instrument to determine the appropriate accounting treatment of its embedded features. The Series R redeemable preferred stock does not include any conversion features and does not provide for a stated dividend rate or other interest-like yield mechanism that would function as an underlying interest rate; dividends, if any, are payable only when, as, and if declared by the board of directors. In addition, the redemption provisions are considered clearly and closely related to the host instrument. Accordingly, no bifurcation of embedded features is required under applicable accounting guidance.

Accordingly, the Series R redeemable preferred stock is classified within stockholders' equity in the accompanying consolidated balance sheets.

Class A Common Stock

The Company is authorized to issue 447,714,450 shares of Class A common stock.

Each share of Class A common stock is entitled to one vote per share. Dividend and liquidation rights are subordinate to all classes of preferred stock and participate ratably with other classes of common stock, subject to the preferences of preferred stockholders.

Class B Common Stock

The Company is authorized to issue 120,000,000 shares of Class B common stock.

Each share of Class B common stock carries ten votes per share and votes together with Class A common stock on all matters submitted to stockholders. Except for voting rights, Class B common stock otherwise shares substantially the same dividend and liquidation rights as Class A common stock, subject to the preferences of preferred stockholders.

Pursuant to the Company's Amended and Restated Certificate of Incorporation dated December 30, 2025, shares of Class B common stock are convertible on a one-for-one basis into shares of Class A common stock, either at the option of the holder or automatically upon the occurrence of certain transfer events, as defined in the Certificate of Incorporation. Conversion results solely in the issuance of Class A common stock, and no cash or other asset settlement is permitted.

Class 1 Common Stock

During 2025, the Company authorized 3,585,511 shares of Class 1 common stock in connection with a Regulation Crowdfunding offering conducted pursuant to Regulation CF. Class 1 common stock was issued at an offering price of approximately $1.88 per share, subject to the terms set forth in the Company's Offering Memorandum and Subscription Agreements.

Class 1 common stock is nonvoting, except as required by law, and is not entitled to dividends. The Class 1 common stock is subordinate to all classes and series of the Company's preferred stock with respect to liquidation rights. Upon liquidation, dissolution, or winding up of the Company, holders of Class 1 common stock are entitled to receive proceeds only after satisfaction of all liabilities and the full liquidation preferences of the Company's preferred stock, as specified in the amended and restated Certificate of Incorporation.

The Company holds a discretionary call right that permits it, at its sole election and prior to a liquidation event, to repurchase outstanding shares of Class 1 common stock at a price equal to three times (3x) the original purchase price, as defined in the governing agreements. Holders of Class 1 common stock do not possess any redemption rights and cannot require the Company to repurchase their shares.

Total investor commitments related to the Class 1 common stock offering during the year ended December 31, 2025 were approximately $3,223,000, of which approximately $2,165,000 was received as of December 31, 2025. The remaining commitments of approximately $1,058,000 were outstanding at year-end and are included in receivable from equity offering in the accompanying consolidated balance sheets, net of estimated equity issuance costs.

Total equity issuance costs incurred in connection with the Class 1 common stock offering were approximately $2,289,000 and are presented as a reduction of additional paid-in capital within the consolidated statements of changes in stockholders' equity.

Based on the terms of the Class 1 common stock and the Company's evaluation under U.S. GAAP, the Class 1 common stock is classified within stockholders' equity in the accompanying consolidated balance sheets.

Restriction on Transfer

Holders of preferred stock and Class 1 common stock are subject to restrictions on transfer, including limitations on sale, assignment, or pledge, as set forth in the Company's subscription agreements, investor rights agreements, voting agreements, and other governing documents.

Note 9.   Stock Plans

In 2020, the Company's board of directors approved the 2020 Equity Incentive Plan (the 2020 Plan). The 2020 Plan permits the grant of incentive stock options, nonqualified stock options, restricted stock, and restricted stock units to employees, directors, and consultants. The 2020 Plan authorizes the issuance of up to 30,000,000 shares of common stock, of which no more than 22,500,000 shares may be issued pursuant to incentive stock options. The 2020 Plan expires on December 31, 2029.

In 2022, the Company's board of directors approved the 2022 Equity Incentive Plan (the 2022 Plan), which permits the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, and stock appreciation rights. The 2022 Plan originally authorized the issuance of up to 14,520,000 shares of common stock. In March 2025, the Company's board of directors approved an Amended and Restated 2022 Equity Incentive Plan, which provides that a maximum of 9,871,950 shares of Class A Common Stock may be issued under the plan, all of which are eligible to be issued as incentive stock options.

Options are granted with an exercise price equal to estimated market price of the Company's stock at the date of grant. The option awards have 10-year contractual terms and generally vest over 5 years. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the plan agreements).

A summary of the common stock option activity under the plans for 2025 and 2024 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding, December 31, 2024	2,201,250	$ 0.91	6.15
Options granted	1,875,000	$ 0.37	
Outstanding, December 31, 2025	4,076,250	$ 0.66	5.88
Exercisable, December 31, 2025	3,886,500	$ 0.63	5.89

As of December 31, 2025 and 2024, there was $170,344 and $212,722 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan, respectively. That cost is expected to be recognized over a weighted-average period of 1.61 years. During the years ended December 31, 2025 and 2024, the Company recorded approximately $683,000 and $155,000 in award-based compensation expense, respectively, which is included within selling, general, and administrative expenses in the accompanying consolidated statements of operations.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior, if any, are considered separately for valuation purposes. The expected term of options granted is the midpoint between the vesting period and contractual term of the option, as allowed by accounting guidance. The risk-free rate for the period of the expected term was based on the U.S. Treasury yield curve in effect at the time of grant. Options were issued to two non-employees in exchange for promotional and advertising services. The transaction was accounted for as a non-employee share-based payment under ASC 718 and measured at grant date using a Black-Scholes option valuation model consistent with other option awards. The related expense was recognized in the period the services were received.

Expected volatility	60%
Expected dividends	0%
Expected term (in years)	5
Risk-free rate	4.23%

Phantom Stock

In 2023, the Company approved the 2023 Phantom Stock Plan (Phantom Plan), which authorizes the issuance of up to 37,500,000 phantom units, each having a value equivalent to one share of the Company's common stock. Each phantom unit represents a contractual right to receive a cash payment equal to the applicable liquidation value multiplied by the number of vested units on the settlement date.

There were 7,682,610 phantom units issued and outstanding as of December 31, 2025 and 2024. The grants contain both service-based and performance-based vesting conditions, all of which must be satisfied for vesting to occur. The service conditions range from one to five years, and the performance condition is based on the occurrence of a liquidity event, such as a change in control. At any time, the Company has the ability to repurchase any and all phantom units at a price ranging from 50% to 100% of the phantom units fair market value. The grants expire 7 years from grant date. Because a liquidity event is not considered probable until it occurs and management has determined that the units have no current value, no compensation expense was recognized for the liability-classified phantom units during the years ended December 31, 2025 and 2024.

Note 10. Related-Party Transactions

As disclosed in Note 6, the Company paid rent to various related parties totaling approximately $168,000 and $220,000 for the years ended December 31, 2025 and 2024, respectively.

During the years ended December 31, 2025 and 2024, the Company made sales to related parties, including entities and individuals affiliated with Company ownership and management. Related-party sales totaled approximately $72,000 and $107,000 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2024, all related-party sales from the year then ended were included in accounts receivable on the consolidated balance sheets.

During the year ended December 31, 2024, the Company paid approximately $257,000 to related parties for consulting services and reimbursed a related party approximately $132,000 for purchases made on the Company's behalf.

Note 11. Profit-Sharing Plan

In 2023, the Company adopted a 401(k) profit-sharing plan covering substantially all employees. Participants may make contributions to the plan in accordance with applicable regulations and the plan's provisions. The Company can also make additional contributions to the plan at the discretion of the board of directors. The Company's matching contributions to the plan were approximately $291,000 and $150,000 for the years ended December 31, 2025 and 2024, respectively.

Note 12. Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy comprises three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets or liabilities

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3   Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Recurring Measurements

The Company measures certain assets at fair value on a recurring basis in accordance with the fair value hierarchy. At December 31, 2025, the Company did not hold any assets or liabilities subject to recurring fair value measurement.

At December 31, 2024, the Company's available-for-sale debt securities consisted of U.S. Treasury notes, which were measured using quoted prices in active markets (Level 1). There were no Level 2 or Level 3 fair value measurements during the periods presented.

There were no significant changes in valuation methodologies during the years ended December 31, 2025 and 2024.

Note 13. Significant Estimates and Concentrations

GAAP requires disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Litigation

The Company is involved in a legal proceeding with former distributors alleging breach of contract and product-related claims. The Company disputes the claims and has filed counterclaims. While the plaintiffs seek damages in excess of amounts the Company believes are supportable, management believes that any realistic exposure is limited to the repurchase of certain on-hand inventory with an estimated value of approximately $400,000. Any inventory repurchased would be expected to be resold or reprocessed for use in the Company's operations and, therefore, would not represent a material net loss to the Company. As of December 31, 2025, an unfavorable outcome is not considered probable, and no liability has been recorded in the accompanying financial statements. The Company believes the ultimate resolution of this matter will not have a material adverse effect on its financial position or liquidity.

General Litigation

The Company is subject to claims and lawsuits that arose primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations, and cash flows of the Company. Events could occur that would change this estimate materially in the near term.

Customer Concentrations

For the years ended December 31, 2025 and 2024, one customer accounted for approximately 32% and 41% of total revenues, respectively. During the year ended December 31, 2025, the Company's three largest customers collectively accounted for approximately 50% of total revenues.

Management performs ongoing credit evaluations of its customers and generally does not require collateral on trade receivables. Management believes trade receivables are well-diversified, thereby reducing potential credit risk. An adequate allowance is maintained for any doubtful trade receivables, and credit insurance is carried on major accounts.

Note 14. Subsequent Events

The Company has evaluated subsequent events through April 29, 2026, the date which the consolidated financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosures in these consolidated financial statements.

I, Chris Guimond, the Chairman of the Board of Directors of **Sustainable Lumber, Inc.,** hereby certify that the financial statements of **Sustainable Lumber, Inc.** and notes thereto for the periods ending **December 31, 2025** and **December 31, 2024** included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Sustainable Lumber Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 30th, 2026

CEO/Chairman of the Board of Directors
4/30/2026